SUTCLIFFE RESOURCES LTD.
Management’s Discussion & Analysis
For the quarter ended September 30, 2006
Form 51-102F1 as at November 27, 2006

DESCRIPTION OF BUSINESS

The Company is in the business of acquiring and developing mineral exploration projects. The Company has interests in the Harrison Lake nickel-copper and precious metal project in southwestern British Columbia and in the Beale Lake gold property located in northern British Columbia. The Company has also recently formalized its agreement with Chukot Gold Ltd (Chukot)., a Russian corporation which has acquired mineral properties in the Chukotka Autonomous Region of Russia.

OPERATIONS AND EXPENDITURES

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometres north of Hope, B.C., over 60 kilometres along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets and combined with the data from detailed ground geophysical surveying had selected drill hole locations. Drilling will commence once the Company finalizes its joint venture arrangement and weather conditions are favourable.

The Beale Lake Project, 75 kilometers northeast of Dease Lake, B.C., is a sheeted stockwork quartz-sulphide-scheelite vein and siliceous replacement mineralization system that has characteristics of both the Alaska Fort Knox and Pogo intrusion related gold deposits. An Induced Polarization (IP) survey was designed to follow up on high grade gold showings and used to select drill targets. The Company carried out a preliminary drill program and has completed a number of diamond drill holes todate.

The Company has ratified an agreement with Chukot in which two gold exploration licenses that were awarded to Chukot in an auction held August 17, 2006, will be acquired by the Company. The Tumannoye license covers an area of 19 square kilometers located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot. The Elvenei license covers an area of 12 square kilometers located in central Chukotka and is 540 kilometers from Russia’s largest Arctic seaport, Pevek. Both of these licenses were acquired by the Company through its agreement with Chukot with a successful total bid of $2,485,636. The Company will be undertaking an extensive exploration program of trenching and drilling on both of these properties in the coming months.

SUMMARY OF QUARTERLY RESULTS

		2006			2005			2004
	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $

Total revenue	nil	nil	nil	nil	nil	nil	nil	nil

Gen & Admin.	169,786	559,777	492,552	232,876	149,259	177,188	46,452	16,806
Expenses
Loss	(548,659)	(691,578)	(624,353)	(232,876)	(470,140)	(177,188)	(46,452)	(16,806)

Net Loss	(495,702)	(677,700)	(622,425)	(232,876)	(470,140)	(177,188)	(46,452)	(49,018)

Loss/share	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

Def. Min. Prop.	6,292,420	623,476	786,627	1,635,309	499,810	72,588	43,511	140,051
Costs
Total Assets	12,457,000	7,521,764	8,389,551	3,884,169	1,812,746	2,302,417	490,281	472,366

GENERAL AND ADMINISTRATIVE EXPENSES

	Quarter ended	Quarter ended
	Sep 30, 2006	Sep 30, 2005
Professional fees	$32,000	$36,652
Consulting	23,615	27,000
Management and administration fees	19,500	19,500
Office, rent & supplies	15,703	3,743
Financing fees	-	30,575
Investor relations and communications	16,248	18,564
Regulatory and transfer agent fees	17,624	5,417
Resource property investigation expenditures	12,840	-
Automotive and travel	31,719	449
Interest on demand loans		9,155
Bank charges and interest (net)	537	(1,796)
Total general and administrative expenses
for the quarter	$169,786	$149,259

The administrative expenditures made during the third quarter were indicative of the Company’s corporate activities due to the private placement financings and the focus on the exploration properties in Russia. Almost all categories are comparable to the same fiscal period in 2005 with the exception of increases in travel, property investigation and office costs associated with these developments.

RELATED PARTY TRANSACTIONS

For the quarter ending September 30, 2006, management fees charged by a director totaled $19,500 (2005 - $19,500).

LIQUIDITY AND SOLVENCY

The Company had working capital for the quarter ending September 30, 2006 of $920,621 compared to a working capital of $978,540 for the year ended December 31, 2005. The continued operations of the Company are dependent upon its ability to raise adequate financing. To this end the Company will be seeking future funding through private placement offerings as well as the exercise of outstanding share purchase warrants to maintain adequate working capital and to raise funds for exploration expenditures.

	Sep 30, 2006	Sep 30, 2005

Working Capital	$920,621	$799,299
Accumulated Deficit	$(8,593,265)	$(6,337,515)

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize financial or other instruments in its operations.

SUBSEQUENT EVENTS

In October, 2006, the Company granted options to acquire a total of 800,000 shares at an exercise price of $1.12 per share and expiring in October, 2011.

In October, 2006, and amended in November, 2006, the Company agreed to financial terms for the acquisition of an initial 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral properties, both located in the Irkutsk Oblast region of Russia approximately 1,100 kilometers north of the city of Irkutsk. Under the amended terms, the Company will be obligated to make an initial US $1 million payment and then a US $9 million payment by December 8, 2006 in order to acquire a 51% interest in M.L. Ltd., a private Russian company which owns the Ozherelie and Ykanskoye mineral properties. The Company will then have to incur US $12 million in exploration expenses within four years to indicate a gold reserve of at least 600,000 ounces and pay an additional US $8 million to acquire the remaining 49% interest in M.L. Ltd.

DISCLOSURE OF OUTSTANDING SHARE DATA as of November 27, 2006

Share Capital Authorized unlimited common shares

Share Capital Issued 49,738,850

Shares held in escrow
          -      2,203,200

Options Outstanding
          -      3,970,000 exercisable for 3,970,000 common shares at $0.25 per share
          -      1,250,000 exercisable for 1,250,000 common shares at $0.60 per share
          -         500,000 exercisable for 500,000 common shares at $0.66 per share
          -         800,000 exercisable for 800,000 common shares at $1.12 per share

Warrants Outstanding
          -      2,535,650 warrants exercisable for 2,535,650 common shares at $0.35 per share
          -         523,800 agent’s warrants exercisable for 523,800 common shares at $0.25 per share
          -         187,500 warrants exercisable for 187,500 common shares at $0.60 per share
          -      1,801,500 warrants exercisable for 1,801,500 common shares at $0.75 per share
          -      1,533,500 warrants exercisable for 1,533,500 common shares at $0.85 per share